Exhibit 99.1

Galapagos publishes 2022 annual report and announces Annual Shareholders’ Meeting

•	Publication of annual report for financial year 2022

•	Annual Shareholders’ Meeting proposed resolutions include re-appointment of Board members and appointment of new statutory auditor

Mechelen, Belgium; 23 March 2023, 21.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today publishes its annual report for the financial year 2022 and announces its Annual Shareholders’ Meeting, to be held on Tuesday 25 April 2023, at 2:00 p.m. (CET), at the registered office of the company.

The annual report for the financial year 2022, including a review of figures and performance, is available online at https://www.glpg.com/financial-reports and can also be downloaded as a PDF. Our annual 2022 Form 20-F filing with the Securities and Exchange Commission (SEC) is available at www.sec.gov/edgar.

Furthermore, Galapagos has the honor to invite its shareholders, holders of subscription rights, Board members and statutory auditor to its Annual Shareholders’ Meeting (“AGM”) that will be held on Tuesday 25 April 2023, at 2:00 p.m. (CET), at the company’s registered office.

The items on the agenda of the AGM include, amongst other items: (i) the re-appointment of Mr. Peter Guenter as non-executive independent director for a period of 4 years, and the re-appointments of Mr. Daniel O’Day and Dr. Linda Higgins as non-executive non-independent directors for a period of 4 years, and (ii) the appointment of BDO, permanently represented by Ellen Lombaerts, as the company’s new statutory auditor for a period of 3 years.

In order to be admitted to the AGM to be held on 25 April 2023, the holders of securities issued by the company must comply with article 7:134 of the Belgian Code of Companies and Associations and article 23 of the company’s Articles of Association, as well as fulfill the formalities as described in the convening notice. The convening notice and any other documents pertaining to the AGM can be consulted on our website: www.glpg.com/shareholders-meetings.

About Galapagos

Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contacts

Media relations	Investor relations
Marieke Vermeersch	Sofie Van Gijsel
+32 479 490 603	+1 781 296 1143

Elisa Chenailler	Sandra Cauwenberghs
+41 79 853 33 54	+32 495 58 46 63
ir@glpg.com
Hélène de Kruijs
+31 6 22463921 media@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2022, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.